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EXHIBIT 99.2

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per common share amounts)	2003	2002 (note 4)	2003	2002 (note 4)
Revenues (note 2)	1,769	1,740	3,359	3,331
Cost of sales, selling, marketing, general and administrative expenses (note 2)	(1,342)	(1,340)	(2,682)	(2,723)
Depreciation	(135)	(124)	(270)	(243)
Amortization	(73)	(76)	(146)	(142)
Restructuring charges (note 8)	—	—	—	(6)

Operating profit	219	200	261	217
Net (losses) gains on disposals of businesses and investments (note 10)	—	(4)	56	(1)
Net interest expense and other financing costs	(63)	(74)	(128)	(146)
Income taxes	(43)	(25)	(35)	(11)
Equity in net losses of associates, net of tax	(5)	(16)	(9)	(22)

Earnings from continuing operations	108	81	145	37
Earnings from discontinued operations, net of tax (note 5)	8	12	18	23

Net earnings	116	93	163	60
Dividends declared on preference shares	(2)	(5)	(7)	(8)
Net (loss) gain on redemption of Series V Cumulative Redeemable Preference Shares (note 9)	(3)	—	21	—

Earnings attributable to common shares	111	88	177	52
Retained earnings at beginning of period (note 4)	5,842	6,031	6,196	6,244
Effect of adoption of accounting standard, net of tax (note 11)	—	(116)	—	(183)
Add (deduct) net loss (gain) on redemption of Series V Cumulative Redeemable Preference Shares recorded in Share capital (note 9)	3	—	(21)	—
Dividends declared on common shares (note 10)	(118)	(111)	(514)	(221)

Retained earnings at end of period	5,838	5,892	5,838	5,892

Basic and diluted earnings per common share (note 6):
From continuing operations	$0.16	$0.12	$0.24	$0.05
From discontinued operations	$0.01	$0.02	$0.03	$0.03

Basic and diluted earnings per common share	$0.17	$0.14	$0.27	$0.08

        The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

(millions of U.S. dollars)	June 30, 2003 (unaudited)	December 31, 2002 (note 4)
Assets
Cash and cash equivalents	598	709
Accounts receivable, net of allowances	1,201	1,490
Inventories	342	286
Prepaid expenses and other current assets	290	270
Deferred income taxes	213	213
Current assets of discontinued operations (note 5)	58	51

Current assets	2,702	3,019
Property and equipment	1,504	1,535
Identifiable intangible assets	4,550	4,635
Goodwill	8,145	7,961
Other non-current assets (note 10)	1,104	1,182
Non-current assets of discontinued operations (note 5)	231	210

Total assets	18,236	18,542

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	598	316
Accounts payable and accruals	1,233	1,603
Deferred revenue	909	888
Current portion of long-term debt	341	318
Current liabilities of discontinued operations (note 5)	71	77

Current liabilities	3,152	3,202
Long-term debt	3,757	3,487
Other non-current liabilities	1,014	1,130
Deferred income taxes	1,734	1,724
Non-current liabilities of discontinued operations (note 5)	33	33

Total liabilities	9,690	9,576

Shareholders' equity
Share capital (note 9)	2,624	2,834
Cumulative translation adjustment	84	(64)
Retained earnings	5,838	6,196

Total shareholders' equity	8,546	8,966

Total liabilities and shareholders' equity	18,236	18,542

        The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2003	2002 (note 4)	2003	2002 (note 4)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	108	81	145	37
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	12	11	24	23
Depreciation	135	124	270	243
Amortization	73	76	146	142
Net losses (gains) on disposals of businesses and investments (note 10)	—	4	(56)	1
Deferred income taxes	24	24	14	2
Equity in net losses of associates, net of tax	5	16	9	22
Other, net	49	33	65	58
Changes in working capital and other items	(84)	(60)	(133)	(56)
Cash provided by operating activities—discontinued operations	5	32	8	38

Net cash provided by operating activities	327	341	492	510

Investing activities
Acquisitions of businesses and investments (note 7)	(107)	(46)	(122)	(57)
Proceeds from disposals of businesses and investments (note 10)	1	—	284	—
Additions to property and equipment	(136)	(136)	(222)	(247)
Other investing activities	(18)	(42)	(49)	(98)
Additions to property and equipment of discontinued operations	(1)	(2)	(2)	(2)
Cash used in investing activities—discontinued operations	—	—	(13)	—

Net cash used in investing activities	(261)	(226)	(124)	(404)

Financing activities
Proceeds from debt	1	—	1	400
Repayments of debt	—	(195)	—	(195)
Net borrowings (repayments) of short-term loan facilities	369	(416)	261	(684)
Proceeds from issuance of common shares	—	438	—	438
Redemption of Series V Cumulative Redeemable Preference Shares (note 9)	(311)	—	(311)	—
Dividends paid on preference shares	(1)	(5)	(7)	(11)
Dividends paid on common shares (note 10)	(77)	(70)	(425)	(140)
Other financing activities, net	—	(2)	1	(2)

Net cash used in financing activities	(19)	(250)	(480)	(194)

	47	(135)	(112)	(88)
Translation adjustments	1	8	1	6

Increase (decrease) in cash and cash equivalents	48	(127)	(111)	(82)
Cash and cash equivalents at beginning of period	550	577	709	532

Cash and cash equivalents at end of period	598	450	598	450

        The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Segmented Information
(unaudited)

        Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide.

        The following tables include measurements for Adjusted EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 15.

Business Segments — Three months ended June 30, 2003

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	769	244	200
Learning	397	46	10
Financial	380	102	60
Scientific & Healthcare	181	46	37
Corporate and other(2)	54	(11)	(15)
Eliminations	(12)	—	—

Total	1,769	427	292

Business Segments — Three months ended June 30, 2002

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	734	226	186
Learning(4)	388	41	10
Financial(5)	411	100	59
Scientific & Healthcare	160	34	27
Corporate and other(2,)(6)	59	(1)	(6)
Eliminations	(12)	—	—

Total	1,740	400	276

Business Segments — Six months ended June 30, 2003

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	1,446	396	309
Learning	724	23	(47)
Financial	766	197	110
Scientific & Healthcare	350	80	64
Corporate and other(2)	95	(19)	(29)
Eliminations	(22)	—	—

Total	3,359	677	407

Business Segments — Six months ended June 30, 2002

(millions of U.S. dollars)	Revenues	Adjusted EBITDA(1)	Adjusted operating profit(3)
Legal & Regulatory	1,399	364	285
Learning(4)	716	16	(44)
Financial(5)	825	196	114
Scientific & Healthcare	310	64	51
Corporate and other(2,)(6)	102	(32)	(41)
Eliminations	(21)	—	—

Total	3,331	608	365

(1)
Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net gains (losses) on disposals of businesses and investments and equity in net losses of associates, net of tax. See Note 15 to the consolidated financial statements.

(2)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of U.S. dollars)
	2003	2002	2003	2002
Revenues	54	59	95	102
Adjusted EBITDA	13	11	15	10
Adjusted operating profit	11	9	12	6
(3)
Adjusted operating profit excludes amortization and restructuring charges. See Note 15 to the consolidated financial statements.

(4)
For the three and six months ended June 30, 2002, revenues and expenses within the Learning segment were each increased by $6 million and $11 million, respectively, in order to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 2 to the consolidated financial statements.

(5)
For the three and six months ended June 30, 2002, revenues and expenses within the Financial segment were each increased by $18 million and $36 million, respectively, in order to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. See Note 2 to the consolidated financial statements.

(6)
Effective January 1, 2003, the Company began expensing stock options, with restatement of prior periods. As a result of the restatement, for the three and six months ended June 30, 2002, each of Corporate and other's Adjusted EBITDA and adjusted operating profit reflect an additional charge of $4 million and $8 million, respectively, as compared to the previously reported amounts. See Note 4 to the consolidated financial statements.

        The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1:    Consolidated Financial Statements

Principles of Consolidation

        The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2:    Accounting Principles and Methods

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2002, as set out in the Company's 2002 Annual Report.

        In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. Except for the change in accounting policy used to record stock-based compensation as discussed in Note 4, the consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2002.

        Where necessary, certain amounts for 2002 have been reclassified to conform to the current period's presentation. Specifically, within the Learning group, for the three and six months ended June 30, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were each increased by $6 million and $11 million, respectively, to present on a gross basis certain freight and distribution costs charged to customers which had previously been netted. Additionally, within the Financial group, for the three and six months ended June 30, 2002, revenues and cost of sales, selling, marketing, general and administrative expenses were each increased by $18 million and $36 million, respectively, to present on a gross basis certain stock exchange fees charged to customers which had previously been netted. On a consolidated basis, after eliminating $1 million of intercompany revenues in each period, the total increases in revenues and expenses were $23 million for the three-month period and $46 million for the six-month period. The revised presentation is in accordance with Emerging Issues Committee ("EIC") Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the customer or the net amount retained. This reclassification had no impact on operating profit or net earnings.

Note 3:    Seasonality

        Typically, a much greater portion of the Company's operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4:    Effect of a Change in Accounting Policy

        Effective January 1, 2003, the Company began expensing the fair value of all stock options issued as allowed under CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870"). Prior to January 1, 2003, the Company used the intrinsic value-based method to account for its stock incentive plan and therefore no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the three months ended June 30, 2003, compensation expense recorded in connection with the stock incentive plan was $5 million (2002 — $4 million) on a before tax basis. For the six months ended June 30, 2003, compensation expense recorded in connection with the stock incentive plan was $10 million (2002 — $8 million) on a before tax basis.

        The following details the restatements made to the previously reported consolidated financial statements:

Consolidated statement of earnings and retained earnings

	Three months ended June 30, 2002		Six months ended June 30, 2002
	As reported	As restated	As reported	As restated
Operating profit	204	200	225	217
Income taxes	26	25	14	11
Net earnings	96	93	65	60
Retained earnings at beginning of period	6,042	6,031	6,253	6,244
Earnings per common share	$0.14	$0.14	$0.09	$0.08

Consolidated balance sheet

	December 31, 2002
	As reported	As restated
Net long-term deferred income tax liabilities	1,736	1,724
Share capital	2,803	2,834
Retained earnings	6,215	6,196

Consolidated statement of cash flow

	Three months ended June 30, 2002		Six months ended June 30, 2002
	As reported	As restated	As reported	As restated
Earnings from continuing operations	84	81	42	37
Deferred income taxes	25	24	5	2
Other items not involving cash, net	29	33	50	58

        Using the Black-Scholes pricing model, the weighted average fair value of options granted during the six-month periods ended June 30, 2003 and 2002 was estimated to be $6.83 and $13.38, respectively. There were no grants of options during the three-month periods ended June 30, 2003 and 2002. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the three and six-month periods ended June 30, 2003 and 2002 were as follows:

	Six months ended June 30,
	2003	2002
Risk-free interest rate	3.5%	4.8%
Dividend yield	2.2%	2.1%
Volatility factor	25.4%	26.4%
Expected life (in years)	6	6

        Other information related to the Company's stock incentive plan and stock appreciation rights plan can be found in Notes 1 and 20 of the Company's consolidated financial statements for the year ended December 31, 2002.

Note 5:    Discontinued Operations

        In May 2003, Thomson announced its intention to sell its portfolio of healthcare magazines that primarily target physicians, pharmacists, nurses, dentists and veterinarians. The magazines had previously been managed within Thomson Scientific & Healthcare. In June 2003, Thomson announced its intention to sell DBM (Drake Beam Morin), a provider of human resource solutions, which had been managed within Thomson Learning. Neither of these businesses is considered fundamental to the integrated information offerings of Thomson. The Company is working toward completing these transactions by year-end.

        Both of these businesses, along with one other small business from Thomson Learning which was sold in June 2003, are classified as discontinued operations within the financial statements for all periods presented.

        The carrying amounts of assets and liabilities related to these discontinued businesses as of June 30, 2003 and December 31, 2002 are as follows:

	DBM		Healthcare magazines		Other		Total
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Current assets:
Accounts receivable, net of allowances	41	34	9	9	—	1	50	44
Other current assets	5	5	3	2	—	—	8	7

Total current assets	46	39	12	11	—	1	58	51

Non-current assets:
Property and equipment	13	11	1	1	—	1	14	13
Identifiable intangible assets	64	64	14	14	—	—	78	78
Goodwill	124	104	10	10	—	1	134	115
Other non-current assets	5	4	—	—	—	—	5	4

Total non-current assets	206	183	25	25	—	2	231	210

Current liabilities:
Accounts payable and accruals	21	32	4	6	—	—	25	38
Deferred revenue	36	29	10	9	—	1	46	39

Total current liabilities	57	61	14	15	—	1	71	77

Non-current liabilities:
Other non-current liabilities	—	—	1	1	—	—	1	1
Deferred income taxes	34	34	(2)	(2)	—	—	32	32

Total non-current liabilities	34	34	(1)	(1)	—	—	33	33

        The earnings from discontinued operations are summarized below:

Three months ended June 30:

	DBM		Healthcare magazines		Other		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from discontinued operations	64	68	21	23	1	1	86	92

Earnings from discontinued operations before income taxes	7	13	4	5	(1)	—	10	18
Income taxes	(1)	(4)	(1)	(2)	—	—	(2)	(6)

Earnings from discontinued operations	6	9	3	3	(1)	—	8	12

Six months ended June 30:

	DBM		Healthcare magazines		Other		Total
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from discontinued operations	127	141	41	43	2	2	170	186

Earnings from discontinued operations before income taxes	18	27	8	8	(1)	(1)	25	34
Income taxes	(4)	(8)	(3)	(3)	—	—	(7)	(11)

Earnings from discontinued operations	14	19	5	5	(1)	(1)	18	23

Note 6:    Earnings per Common Share

       The Company uses the treasury stock method to calculate diluted earnings per common share. Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

        Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
Earnings from continuing operations	108	81	145	37
Dividends declared on preference shares	(2)	(5)	(7)	(8)
Net (loss) gain on redemption of Series V Cumulative Redeemable Preference Shares	(3)	—	21	—

Earnings from continuing operations attributable to common shares	103	76	159	29

        The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
Basic	653,587,384	634,851,714	652,699,673	632,930,043
Effect of stock and other incentive plans	396,267	635,803	206,941	622,664

Diluted	653,983,651	635,487,517	652,906,614	633,552,707

        As of July 30, 2003, 654,362,299 common shares were outstanding, as well as options to purchase 9,286,615 shares under the Thomson stock incentive plan.

Note 7:    Acquisitions of Businesses and Investments

        During the period, businesses and investments were acquired for cash consideration as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Businesses acquired	107	46	122	54
Investments in businesses	—	—	—	3

Total acquisitions of businesses and investments	107	46	122	57

        The value of goodwill and identifiable intangible assets acquired in connection with the businesses acquired is detailed below.

	Three months ended June 30,		Six months ended June 30,
	2003	2002	2003	2002
Goodwill	90	32	101	35
Identifiable intangible assets	16	25	22	29

        Acquisitions of businesses have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The majority of the acquired goodwill is not deductible for tax purposes. Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

        As of June 30, 2003, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2003 totaled $18 million. Reserves recorded in connection with businesses acquired during the three-month and six-month periods ended June 30, 2003 were $1 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	As at December 31, 2002	2003 Utilization	2003 Additions	Other Movements	As at June 30, 2003
Severance and other employee-related costs	8	(3)	1	—	6
Lease cancellation and idle facility costs	11	(2)	—	(1)	8
Other exit costs	4	—	—	—	4

Total	23	(5)	1	(1)	18

Note 8:    Restructuring Charges

        During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken by it in the prior year to improve operational and administrative efficiencies within the Legal & Regulatory group and Thomson Media. The restructuring charges for the six months ended June 30, 2002 consisted of a charge to Legal & Regulatory of $4 million and a charge to Corporate and other of $2 million.

        The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from January 1, 2003 through June 30, 2003:

Type of cost	Balance December 31, 2002	2003 Utilization	Balance June 30, 2003
Severance	3	(2)	1
Contract cancellation costs	6	(2)	4
Other exit costs	1	—	1

	10	(4)	6

        Substantially all of the restructuring charges recorded represented expected cash outlays.

Note 9:    Preference Share Capital Redemption

        On April 14, 2003, Thomson redeemed all of its outstanding Series V Cumulative Redeemable Preference Shares for $308 million, which represented a price of Cdn$25.50 per share in addition to accrued and unpaid dividends up to, but not including, the redemption date. At December 31, 2002, the shares were recorded within "Share capital" within the consolidated balance sheet at their historical value of $332 million. The $21 million gain represents the difference between the historical value of $332 million and the redemption amount of $308 million, which was due to exchange rate fluctuations of $30 million less the premium paid on the redemption of $6 million, and taxes of $3 million. This gain was recorded as an increase to contributed surplus, a component of share capital, and is included in the calculation of earnings attributable to common shares.

Note 10:    Bell Globemedia Inc.

        On March 17, 2003, the Company sold its 20% interest in Bell Globemedia Inc. ("BGM") to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. One of the directors of the Company is also a director of the parent company of the financial advisor and accordingly was not a member of the committee.

        In connection with the sale, the Company paid a special dividend, equal to the proceeds received, of $0.428 per common share on March 17, 2003. During the fourth quarter of 2002, the Company had reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM. Upon completion of the sale of the Company's interest, it recognized a gain of $55 million recorded in "Net gains on disposals of businesses and investments" within the consolidated statement of earnings and retained earnings, largely offsetting the previous non-cash writedown.

Note 11:    Effect of Adoption of Accounting Standard on Goodwill and Other Intangible Assets

        In July 2001, the CICA issued Handbook Section 3062 Goodwill and Other Intangible Assets ("CICA 3062"). CICA 3062, which became effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives, but subjects such assets to tests for impairment based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 required that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in Scientific & Healthcare. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million in connection with the application of CICA 3062 by BGM. Those non-cash charges, which totaled $183 million after taxes, were applied to the opening balance of retained earnings as of January 1, 2002. Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

Note 12:    Public Offering of Common Shares

        On June 12, 2002, the Company's common shares were listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, The Woodbridge Company Limited ("Woodbridge"), completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $438 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Note 13:    Related Party Transactions

        As at June 30, 2003, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of the common shares of Thomson.

        In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company administrative fees for various services.

        In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan ("DRIP"). Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in common shares through June 2005. All eligible Thomson shareholders, including Woodbridge, will retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the DRIP.

        On March 17, 2003, the Company sold its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. See Note 10.

        On June 12, 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors (the "Transaction Group"). The Company issued an aggregate of 431,503,802 common shares to members of the Transaction Group, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of the Transaction Group. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. The Transaction Group has reimbursed the Company for all costs and expenses arising from, and has indemnified the Company and its subsidiaries (and the officers, directors and shareholders of the Company and its subsidiaries) against any liabilities which may arise in connection with, the series of transactions. These transactions had no economic effect, did not cause any change to the Company's common shares or result in any other consequence to the Company or to the Company's other shareholders.

        On June 12, 2002, the Company redeemed the A ordinary shares of The Thomson Corporation PLC, its wholly owned UK subsidiary, for $0.6 million. The A ordinary shares were held by Woodbridge.

Note 14:    Recently Issued Accounting Standards

        The Accounting Standards Board and the EIC of the CICA have recently issued several accounting standards that are applicable to the Company's activities. An overview of each of these standards follows:

Effective for the period ended June 30, 2003:

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. The Handbook Section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        The Company adopted Handbook Section 3475 early, with no impact to the financial statements as of the date of adoption.

        Accounting Guideline AcG-14, Disclosure of Guarantees.    This Guideline was issued in February 2003 with the intention of harmonizing Canadian GAAP with U.S. GAAP. The Guideline, which is effective for periods beginning on or after January 1, 2003, requires disclosure of information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company adopted these disclosure requirements in the financial statements for the year ended December 31, 2002, with no material impact.

        EIC Abstract 134, Accounting for Severance and Termination Benefits.    In July 2003, the EIC revised its previously issued EIC Abstract 134, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP.

        EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). In March 2003, the EIC issued EIC Abstract 135, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. This Abstract harmonizes Canadian GAAP relative to this issue with U.S. GAAP. The Abstract addresses costs including, but not limited to:

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Abstract is effective prospectively for all exit or disposal activities initiated after March 31, 2003.

Effective for future periods:

        CICA Handbook Section 3110, Asset Retirement Obligations.    Effective for fiscal years beginning on or after January 1, 2004. This Handbook Section was issued in March 2003, with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The Handbook Section focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. For example, the Handbook Section applies to obligations to restore leased property to its original condition upon termination of the lease.

        The Company is in the process of assessing the impact of Handbook Section 3110, which will reflect obligations in existence at the time of adoption, and is not expected to have a material impact.

        Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships, as well as establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128, which will reflect the financial instruments in place at the date of adoption.

        Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline, which is effective for fiscal years beginning on or after January 1, 2004, provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements.

        The Company is in the process of assessing the impact of AcG-15, but does not expect a material impact on the Company's consolidated financial statements.

Note 15:    Business Segment Information

        In accordance with CICA Handbook Section 1701, Segment Disclosure, the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Adjusted EBITDA and Adjusted operating profit are used by the Company to measure its operating performance, including its ability to generate cash flow. Adjusted EBITDA is earnings from continuing operations before interest, taxes, depreciation, amortization, as well as restructuring charges, net gains (losses) on disposals of businesses and investments and equity in net losses of associates, net of tax. Adjusted operating profit is operating profit before amortization and restructuring charges. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. Adjusted EBITDA and adjusted operating profit do not have any standardized meaning prescribed by generally accepted accounting principles.

        The following tables reconcile Adjusted EBITDA, per the business segment information, to net earnings per the consolidated statement of earnings and retained earnings. Additionally, the tables reconcile Adjusted operating profit, per the business segment information, to operating profit per the consolidated statement of earnings and retained earnings.

	For the Three Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	244	46	102	46	(11)	427
Less:
Depreciation	(44)	(36)	(42)	(9)	(4)	(135)

Adjusted operating profit	200	10	60	37	(15)	292
Less:
Amortization	(25)	(23)	(15)	(8)	(2)	(73)

Operating profit	175	(13)	45	29	(17)	219

Net interest expense and other financing costs						(63)
Income taxes						(43)
Equity in net losses of associates, net of tax						(5)

Earnings from continuing operations						108
Earnings from discontinued operations, net of tax						8

Net earnings						116

	For the Three Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	226	41	100	34	(1)	400
Less:
Depreciation	(40)	(31)	(41)	(7)	(5)	(124)

Adjusted operating profit	186	10	59	27	(6)	276
Less:
Amortization	(23)	(26)	(18)	(5)	(4)	(76)

Operating profit	163	(16)	41	22	(10)	200

Net losses on disposals of businesses and investments						(4)
Net interest expense and other financing costs						(74)
Income taxes						(25)
Equity in net losses of associates, net of tax						(16)

Earnings from continuing operations						81
Earnings from discontinued operations, net of tax						12

Net earnings	93

	For the Six Months Ended June 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	396	23	197	80	(19)	677
Less:
Depreciation	(87)	(70)	(87)	(16)	(10)	(270)

Adjusted operating profit	309	(47)	110	64	(29)	407
Less:
Amortization	(49)	(46)	(31)	(15)	(5)	(146)

Operating profit	260	(93)	79	49	(34)	261

Net gains on disposals of businesses and investments						56
Net interest expense and other financing costs						(128)
Income taxes						(35)
Equity in net losses of associates, net of tax						(9)

Earnings from continuing operations						145
Earnings from discontinued operations, net of tax						18

Net earnings						163

	For the Six Months Ended June 30, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Total
Adjusted EBITDA	364	16	196	64	(32)	608
Less:
Depreciation	(79)	(60)	(82)	(13)	(9)	(243)

Adjusted operating profit	285	(44)	114	51	(41)	365
Less:
Amortization	(44)	(49)	(33)	(10)	(6)	(142)
Restructuring charges	(4)	—	—	—	(2)	(6)

Operating profit	237	(93)	81	41	(49)	217

Net losses on disposals of businesses and investments						(1)
Net interest expense and other financing costs						(146)
Income taxes						(11)
Equity in net losses of associates, net of tax						(22)

Earnings from continuing operations						37
Earnings from discontinued operations, net of tax						23

Net earnings						60

Note 16:    Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the three months ended June 30,		For the six months ended June 30,
	2003	2002	2003	2002
Net earnings under Canadian GAAP	116	93	163	60
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	6	8	12	13
Identifiable intangible assets and goodwill	4	(1)	5	(4)
Related party transactions (note 10)	—	—	(55)	—
Derivative instruments and hedging activities	3	(8)	6	(1)
Income taxes	(4)	(2)	(6)	(3)

Earnings under U.S. GAAP, before cumulative effect of change in accounting principle	125	90	125	65
Cumulative effect of change in accounting principle, net of tax	—	(116)	—	(182)

Net income (loss) under U.S. GAAP	125	(26)	125	(117)

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle	$0.17	$0.11	$0.18	$0.06
Cumulative effect of change in accounting principle, net of tax	—	(0.18)	—	(0.29)
Discontinued operations, net of tax	$0.01	$0.02	$0.03	$0.03

Basic and diluted earnings (loss) per common share(1)	$0.18	$(0.05)	$0.21	$(0.20)

(1)
Earnings per common share is calculated after taking into account dividends declared on preference shares, and the gain recognized in connection with the redemption of the Series V Cumulative Redeemable Preference Shares.

        Descriptions of the nature of the reconciling differences are provided below:

Development Costs

        Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under U.S. GAAP, all development costs are expensed as incurred.

Identifiable Intangible Assets and Goodwill

        Under U.S. GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001 and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) a gain resulting from a 1997 disposal mandated by the U.S. Department of Justice, which has been treated as a reduction of goodwill under

Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

Related Party Transactions

        During the six months ended June 30, 2003, in accordance with Canadian GAAP, the Company recognized a gain on a transaction with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. The related party transaction related to the sale of the Company's 20% interest in BGM to a company that is owned by the Thomson family, and resulted in a gain of $55 million.

Derivative Instruments and Hedging Activities

        Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the year ended December 31, 2002, but not recorded in the Company's consolidated balance sheet. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

        The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Change in Accounting Principle

        The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting SFAS 142, Goodwill and Other Intangible Assets, the U.S. GAAP equivalent of CICA Handbook Section 3062. Under U.S. GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP.

        The recognition and measurement provisions of FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others became effective January 1, 2003. Under those provisions, entities are required to recognize a liability for the fair value of obligations undertaken in issuing certain guarantees. The adoption of FIN 45 had no material impact on the Company's U.S. GAAP financial statements.

Note 17:    Subsequent Events

        On July 2, 2003, the Company acquired Gage Learning Corporation, a Canadian education publisher. The business will be managed within Thomson Learning.

        In July 2003, Thomson announced that Woodbridge had agreed to discontinue its commitment to participate in the Company's dividend reinvestment plan ("DRIP"). See Note 13.

        In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, the competitor will pay Thomson $44 million in two equal installments, the first of which was received in July, 2003. The second installment will be received in July 2004.

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THE THOMSON CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (unless otherwise stated, all amounts are in millions of U.S. dollars)